Burak Sezen

I am proud to remain the lead investor for BluShift in support of their pursuit of a great vision in a very promising industry. The campaign will be used to finance the build out of the entire Starless Rogue to be launched next year. Blushift has also identified the launch site location and will be building the necessary infrastructure such as mission control facility, storage units, transportation infrastructure and workshops. It is very exciting times for Blushift and Maine's future in the space industry.

Invested $5,000 this round and $15,000 previously

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